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EXHIBIT 21.1

SUBSIDIARIES OF STANADYNE AUTOMOTIVE CORP.


Subsidiaries

DSD International, Inc. (Dissolved October 6, 1998)
Precision Engine Products Corp.
Precision Engine Products LTDA (Formed October 16, 1998)
Stanadyne Automotive Foreign Sales Corporation
Stanadyne Automotive S.p.A.